

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2023

Nassim Usman, Ph.D.
President and Chief Executive Officer
Catalyst Biosciences, Inc.
611 Gateway Blvd, Suite 120
South San Francisco, CA 94080

>   **Re: Catalyst Biosciences, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed July 24, 2023**
>   **File No. 333-273395**

Dear Nassim Usman:

　　We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-3 filed July 24, 2023

General

1.   We note that you plan to acquire an indirect controlling interest in Beijing Continent Pharmaceuticals Co., Ltd, a company organized under the laws of the PRC, if your stockholders approve the transaction at the special meeting to be held on August 29, 2023. Please revise, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. For additional guidance, please see the Division of Corporation Finance's Sample Letter to China-Based Companies issued by the Staff in December 2021 and Sample Letter to Companies Regarding China-Specific Disclosures issued by the Staff in July 2023. Please also consider the applicable comments issued in our letter dated April 27, 2023, in relation to your Preliminary Proxy Statement on Schedule 14A filed March 30, 2023.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jason Drory at 202-551-8342 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Stephen Thau